Filed Pursuant To Rule 433

Registration No. 333-180974

September 12, 2013

Gold ETF Seeing First Inflows Since February

Posted on etftrends.com

September 11th 2013 by John Spence

Gold prices have traded in a fairly narrow range around $1,400 an ounce as investors monitor developments in Syria but the largest ETF holding the precious metal is quietly seeing inflows for the first time since early 2013.

SPDR Gold Shares (NYSEArca: GLD) currently holds about 917 metric tons of gold valued at roughly $40.2 billion.

The ETF’s gold holdings recently bottomed at about 909 tons on Aug. 8.

“For the first time since February, we’re starting to see a rise in GLD inflows, its NAV [net asset value] and the closing share price, which indicates that the underlying fundamentals of the gold market remain healthy,” says David Mazza, Head of ETF Investment Strategy for the Americas at State Street Global Advisors.

GLD is down about 19% so far in 2013 with gold on track for its first annual decline in 13 years. State Street is the marketing agent for the ETF.

Yet lower gold prices could provide an opportunity for investors since the underlying investment case for gold still strong, says Mazza.

“Physical demand has been heightened over the past quarter, but owning physical gold raises questions of insurance, storage, and, in the long term, reselling. GLD eliminates these issues and offers investors direct, easy access to the gold market,” he said in a note Wednesday. “The transaction costs associated with investing in GLD are lower than projected costs for storing, maintaining and insuring physical gold. And ETFs, such as GLD, are extremely liquid, which means that you can access your money through your favorite brokerage by buying or selling anytime you need.”

In terms of gold demand, there has been a global divergence this year.

“We’re seeing an increase in gold demand from the East – with China and India making up a majority of that demand. This trend, when coupled with a limited supply of available gold, will be an important driver for GLD investors to watch in the short and long term,” Mazza pointed out. “Investors should think about the strength and growth of these emerging markets when considering a gold allocation to their portfolios.”

Finally, gold has bounced back from several corrections during its record-breaking rally.

“Gold as an investment vehicle has seen several price dips between 10-20% in the past decade,” Mazza notes. “We have seen gold recover from those falls and even improve. Investors must recognize that gold’s longer term benefits as an asset are not primarily driven by the pursuit of short term returns.”

Full disclosure: Tom Lydon’s clients own GLD.

The opinions and forecasts expressed herein are solely those of John Spence, and may not actually come to pass. Information on this site should not be used or construed as an offer to sell, a solicitation of an offer to buy, or a recommendation for any product.

SPDR® GOLD TRUST has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the Trust and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Trust or any Authorized Participant will arrange to send you the prospectus if you request it by calling toll free at 1-866-320-4053 or contacting State Street Global Markets, LLC, One Lincoln Street, Attn: SPDR® Gold Shares, 30th Floor, Boston, MA 02111.